WOODSIDE
AUSTRALIAN ENERGY

02 JUN -4

7 May 2002

02034508

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Mutineer-2 (WA-191-P) lodged with the Australian Stock Exchange on 7 May 2002.
- Stock Exchange Release in relation to Exeter-2 (WA-191-P) lodged with the ASX on 7 May 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlw 6/4

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

7 May 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Mutineer-2 exploration well located in the Carnarvon Basin of the North West Shelf was plugged and abandoned and the rig released to Exeter-2 on 4 May 2002.

Since the last report, the 8½ inch hole section was drilled to a total depth of 3250 metres and wireline logs were run. The objective Angel Formation reservoir sands penetrated in Mutineer-1B are absent in Mutineer-2 and the well encountered water wet sands, higher than the level of lowest known oil in Mutineer-1B.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% - Operator), Mobil Australia Resources Company Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary

7 May 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Exeter-2 well located in the Carnarvon Basin of the North West Shelf was spudded on 5 May 2002.

Since spudding, the 36 inch hole section has been drilled and cased and the 17½ inch hole section has been drilled to a current depth of 823 metres.

The Sedco 702 drilling rig is drilling the well. The well location is approximately 1.9 kilometres north of the Exeter-1 oil discovery well. Water depth at the location is 151 metres and the planned total depth is 3250 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

The well is being sole risked by 3 of the 4 permit holders. Woodside's interest in the well is 10.93%. Other participants are Santos Ltd. (44.53% - Operator) and Mobil Australia Resources Company Pty. Ltd (44.54%).

ANTHONY NIARDONE
Asst. Company Secretary